Exhibit 99.3

TRINITY BIOTECH plc
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 P.M. New York time on January 18, 2022)

The undersigned registered owner of Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares or other Deposited Securities represented by such Receipt of TRINITY BIOTECH plc, registered in the name of the undersigned on the books of the Depositary as of the close of business December 20, 2021 at the Extraordinary General Meeting of the Members of TRINITY BIOTECH plc, to be held on January 25, 2022, at 11:00 a.m. (Local Time) in respect of the resolutions specificed on the reverse.

NOTE:
1.	Instructions as to voting on the specific resolutions should be indicated by an “X” in the appropriate box.
2.	The Depositary shall not vote or attempt to exercise the right to vote that attached to the shares or other deposited securities, other than in accordance with instructions.

(Continued and to be marked, dated and signed, on the other side)

	Ordinary Resolutions 1, 2, 3
1.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:	3.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That the authorised share capital of the Company be increased with immediate effect from 200,700,000 A Ordinary Shares of US$0.0109 each to 232,700,000 A Ordinary Shares of US$0.0109 each by the creation of an additional 32,000,000 A Ordinary Shares of US$0.0109 each, such additional shares to rank pari passu in all respects with the existing A Ordinary Shares in the capital of the Company.”

The passing of this resolution is a condition to the consummation of the Refinancing.

“That, subject to and with effect from the passing of Resolutions 1 and 2 above, for the purposes of Section 1021 of the Companies Act 2014, the directors be and are generally and unconditionally authorised to exercise all the powers of the Company to allot and issue relevant securities (as defined by Section 1021 of that Act (including, without limitation, any treasury shares, as defined by Section 106 of that Act)) up to a maximum amount of the number of authorised but unissued relevant securities in the capital of the Company from time to time and for the time being. The authority hereby conferred shall expire four years after the date of this resolution unless previously renewed, varied or revoked by the Company. The Company may make an offer or agreement before the expiry of this authority which would or might require relevant securities to be allotted after this authority has expired and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”

The passing of this resolution is a condition to the consummation of the Refinancing.

				PROXY TABULATOR FOR TRINITY BIOTECH plc P.O. Box 8016 CARY, NC 27512-9903

2.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:
			Special Resolution

“That the directors be and are generally and unconditionally authorised to exercise all powers of the Company (including all rights or powers of control exercisable by the Company in relation to its subsidiaries) to perform its obligations under the credit agreement between Trinity Biotech, Inc., Fitzgerald Industries International, Inc., Clark Laboratories, Inc. (d/b/a Trinity Biotech (USA)), Biopool U.S., Inc. (d/b/a Trinity Biotech Distribution), Primus Corporation, MarDx Diagnostics, Inc. and IMMCO Diagnostics, Inc. (each as borrowers), Perceptive Credit Holdings III, LP, (as administrative agent and as a Lender) and the guarantors from time to time party thereto dated December 15, 2021 (the “Term Loan”) and to take all such action as they consider necessary or appropriate to give effect to such agreement (as amended or varied) and the transactions contemplated thereby, and the Company and its subsidiaries be and are hereby further authorised to exceed the limit set out in Article 99.2 of its articles of association such that the Company and its subsidiaries may at any time and from time to time borrow amounts greater than an amount equal to two times the Adjusted Capital and Reserves (as such terms are defined in the Company’s articles of association).”
		4.
To consider and, if thought fit, pass the following resolution as a special resolution:

“That, subject to the passing of Resolution 3, the directors be and are empowered pursuant to section 1023 of the Companies Act 2014 to allot equity securities (as defined by section 1023 of the Companies Act 2014) for cash pursuant to the authority conferred on the Directors of the Company by Resolution 3 above as if section 1022 of the Companies Act 2014 did not apply to any such allotment. The power hereby conferred shall expire at the close of business on the day four years from the date upon which the resolution is passed unless previously renewed, revoked or varied; provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power hereby conferred had not expired.”

	The passing of this resolution is a condition to the consummation of the Refinancing.		The passing of this resolution is a condition to the consummation of the Refinancing.

↑ Please separate carefully at the perforation and return just this portion in the envelope provided.  ↑

Extraordinary General Shareholders’ Meeting of TRINITY BIOTECH plc	Extraordinary General Shareholders’ Meeting of TRINITY BIOTECH plc
Date: January 25, 2022 See Voting Instruction On Reverse Side.	to be held January 25, 2022 For Holders as of December 20, 2021
Please make your marks like this: ☒ Use pen only

Board Recommendation
The Board believe that the Company’s proposed refinancing transactions provide the best available solution to the Company’s capital needs. A failure to pass any resolution to be put to the EGM by the requisite majority will result in the proposed financing transactions not proceeding and therefore result in great uncertainty for the future of the Company and likely significant destruction of shareholder value. Consequently, the board of directors of the Company unanimously recommends a vote “for” each of the resolutions set out in this proxy voting form.
	INTERNET	TELEPHONE
	Go To	1-855-574-1384
	www.proxypush.com/trib • Cast your vote online. OR • View Meeting Documents.	• Use any touch-tone telephone. • Have your Voting Instruction Form ready. • Follow the simple recorded instructions

	For	Against	Abstain
EGM Special Business					MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided.
1.	☐	☐	☐
2.	☐	☐	☐	OR
3.	☐	☐	☐
4.	☐	☐	☐
All votes must be received by 12:00 pm, New York time January 18, 2022.
PROXY TABULATOR FOR TRINITY BIOTECH PLC P.O. BOX 8016 CARY, NC 27512-9903

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